APPLICATION FOR WITHDRAWAL OF REGISTRATION STATEMENT
Delos Acquisition Corp.
601 Skokie Blvd., Suite 301
Northbrook, IL 60062

July 11, 2008

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission
Division of Corporate Finance 100 F Street, N.E.
Washington, D.C. 20549-6010
Attention:  Perry Hindin

Re:	Delos Acquisition Corp.
Registration Statement on Form S-1 (File No. 333-149311)
Application for Withdrawal of Registration Statement

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Delos Acquisition Corp. (the “Company”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of the Company’s Registration Statement on Form S-1, File Number 333-149311, together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was initially filed with the Commission on February 20, 2008.

At this time, due to current public market conditions, the Company has determined not to proceed with the initial public offering contemplated by the Registration Statement. The Company hereby confirms that no securities were sold in connection with the offering described in the Registration Statement.

Accordingly, we respectfully request that the Commission issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please forward a copy of the Order to the undersigned via facsimile at (847) 412-9189, with a copy to the Company’s legal counsel, Samir Gandhi of Sidley Austin llp, via facsimile at (212) 839-5599.

If you have any questions regarding this application, please contact Samir Gandhi of Sidley Austin llp by telephone at (212) 839-5684 or by fax at (212) 839-5599. Thank you for your attention to this matter.

Very truly yours,

/s/ Michael Mikolajczyk
Michael Mikolajczyk
Vice Chairman, Chief Financial and Administrative
Officer and Secretary